SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2009

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras signs contracts for the Northeast Refinery

Rio de Janeiro, March 23 2009 – PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA, BCBA: APBR/APBRA], a Brazilian international energy company, in response to the Brazilian Securities and Exchange Commission’s (CVM) official letter (Ofício CVM/SEP/GEA-2/Nº 93/09), announces that it has signed five major contracts with a global value of R$ 2.89 billion for the construction of the Abreu e Lima Refinery (Northeast Refinery).

The investments are a component part of the Business Plan 2009-2013, already announced to the market at large. The Plan provides for investments of US$ 34.89 billion in the Refining Area, including the construction of the Northeast Refinery, forecasted to be unveiled in 2011. The contracts signed on March 19 are necessary procedural operations for finalizing the scheduled investments.

The contract for building work includes all the constructions such as the administrative building, the Integrated Control Center, equipment maintenance and inspection workshops, storage facilities, product quality laboratory, and buildings for the security, environment and health area, telecommunications and industrial safety. This contract was signed with EIT and Engevix for a total of R$ 591 million, work to be completed in 638 days.

A further two contracts were signed for the construction of storage tanks. Lot I, worth R$527.5 million and to be completed in 1,115 days, is for the construction of 11 tanks with a total capacity of 1 million cubic meters for the storage of oil, and intermediate and final products. Intermediate products are those which are produced by one unit for further refining at others before becoming final products such as diesel oils, naphtha, fuel oil, etc, for supply to refinery customers. Techint, Usiminas and Confab will be the contractors/suppliers under this contract.

Lot II involving 63 storage tanks, with a total capacity of 1 million cubic meters, was signed with Alusa, Galvão and Tome, completion scheduled to take place within 1,145 days at a total cost of R$ 730 million.

Substation electrical equipment at the refinery and technical assistance at all stages of the construction phase are covered by a Global Electrical Contract, which has been signed with Orteng. This contract, worth R$ 269 million and due for completion in 1,260 days, in addition to the economies of scale involved, will serve to standardize the plant’s electrical equipment. It will also allow the supplier to incorporate its own know-how in the project, improving the end quality, costs and timeframe for installation.

The Water Treatment Unit has a capacity to process 2 thousand cubic meters of filtered water per hour and 400 t/hour of reprocessed water for industrial use. The work, worth R$ 774 million and due for conclusion in 819 days, was awarded to Enfil and Veolia.

The process for treating raw water from reservoirs supplying the Suape industrial complex and the refinery, consists in filtering and chemically treating the water resulting in different specifications of purity:

• Industrial water – only filtered and used basically in maintenance services.
• Clarified water – for use in cooling systems at the processing units.
• Deionized water – pure water free of any impurities, including dissolved mineral salts, will be used in the production of steam and in the hydrogen generation units.

The importance of these contracts for the construction of the Abreu e Lima Refinery is indicative of the proactive posture of Petrobras. At a time of world crisis, the Company believes the challenges of the current scenario can be overcome. Consequently, it is preparing to occupy a key position in the global economy by maintaining a robust investment portfolio, at the same time, generating thousands of jobs and serving as a catalyst for the development of Brazilian industry.

www.petrobras.com.br/ri/english
Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS
Investor Relations Department I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br
Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ I Tel.: 55 (21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 26, 2009

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.